Exhibit 4.23

THE SYMBOL “[****]” DENOTES PLACES WHERE CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT IS BOTH (i) NOT MATERIAL, AND (ii) WOULD LIKELY CAUSE COMPETITIVE HARM TO THE COMPANY IF PUBLICLY DISCLOSED

AMENDED AND RESTATED LICENSE AGREEMENT

This Amended and Restated License Agreement (“Agreement”) is made and entered into on the __ day of March, 2012, effective as of the 25th day of May, 2010 (“Effective Date”), by and between: Tel Hashomer - Medical Research, Infrastructure and Services LTD, a private company duly incorporated under the laws of the State of Israel having its registered office at Tel Hashomer, Israel, 52621, (“THM”),and Ramot at Tel Aviv University Ltd. a wholly owned subsidiary of Tel-Aviv University duly incorporated under the laws of the State of Israel having its registered office at Tel-Aviv University, Ramat Aviv, Tel Aviv 61392, Israel (“Ramot”). THM and Ramot shall be referred to in this Agreement together as “Licensors”;

AND

CCAM BIOTHERAPEUTICS LTD. (formerly cCam Medical Ltd.) a private company duly incorporated under the laws of the State of ISRAEL having its registered office at Tel- Hai Industrial Park POB 408 Kiryat-Shmona, 11013 Israel, acting under the framework of Meytav Technological Incubator Ltd. represented by its authorized representatives (the “Company”)

THM, Ramot and the Company shall each be referred to in this Agreement as a “Party” and together as “Parties”.

Whereas:	THM was established for the benefit of the Sheba Medical Center (the “Hospital”) and to the request of the Hospital and the Fund, as defined below, THM undertook to act as the operational body of the Hospital and the Fund with respect to promotion, development and commercialization of intellectual property deriving from inventions of Hospital’s and/or Fund’s employees; The Fund and/or the Hospital jointly and severally shall be called herein: “Sheba” AND

Whereas:	Dr. Gal Merkel (“Merkel”), who is an employee of Sheba as of ______________, declared towards Sheba and THM that he has invented an invention relating to “THE MODULATION OF IMMUNITY AND CEACAM1 ACTIVITY” and “CEACAM BASED ANTIBACTERIAL AGENTS” in respect of which Merkel’s Patent, as defined below, which are owned by Merkel, was filed prior to his employment with Sheba; AND

Whereas:	The Company declares that it is not interested in Merkel’s Patents and it acknowledges that any transaction relating to Merkel’s Patents may be executed between the Company and Merkel only, without any involvement of Licensors;

Whereas:	During the period and as a result of their employment with Sheba, Merkel and Dr. Jacob Schachter have invented new inventions relating to Therapeutics, diagnostic and cell therapy based on CEACAM1 research results, such new inventions are fully described in Sheba’s Patents (as defined below) and any drawings, manuals, specifications, formulas and any other related know-how necessary or useful for the discovery, manufacture, development or commercialization of Sheba’s Patents as set forth in Exhibit B (“Sheba’s Invention”); AND

Whereas:	Sheba’s Patents, covering Sheba’s Invention, are fully owned by THM, as Sheba’s trustee, and were filed in THM’s name as the sole owner; AND

Whereas:	Rona Ortenberg, a MSc student of Tel Aviv University (“TAU”) and Dr. Gal Merkel and Dr. Jacob Schachter jointly developed an invention titled: “Anti ceacam1 antibodies and methods of using same” for which a provisional patent application no. 61/213,040 was filed as more fully described in the Licensors’ Patents - as defined below (“the Licensors Invention”); AND

Whereas:	pursuant to law, TAU regulations and agreements between Ramot and TAU, the rights and title in and to the Licensors’ Invention otherwise vesting in TAU or Rona Ortenberg (as TAU’s student) vest and shall vest in Ramot; AND

Whereas	Licensors’ Patents, covering Licensors’ Invention are fully owned by THM and Ramot, and were filed in THM’s and Ramot’s names as the sole owners; AND

Whereas:	THM is entitled to license Sheba’s Invention and Sheba’s Patents and its rights in Licensors’ Invention and Licensors’ Patents to third parties; AND

Whereas:	Ramot is entitled to license its share in Licensors’ Invention and Licensors’ Patents to third parties; AND

Whereas:	The Company desires to obtain from Licensors and Licensors agree to grant to the Company, an exclusive worldwide license in respect of Sheba’s Patents, Sheba’s Invention, Licensors’ Patents and Licensors’ Invention, for the purpose of developing, selling and distributing the Products, as defined below; AND

Whereas:	The Parties wish to amend and restate the License Agreement entered into by the Parties on May 25, 2010 all subject to and in accordance with the provisions hereof;

NOW, THEREFORE, in consideration of the mutual covenants and undertakings herein contained, the Parties hereby agree and stipulate as follows:

1.	PREAMBLE AND DEFINISIONS:

1.1	The Preamble to this Agreement as well as all the Agreement’s Exhibits constitutes an integral part thereof. The terms specified in the Preamble, which are defined hereinafter, shall be interpreted according to the meaning ascribed to them hereinafter.

1.2	The descriptive headings of this Agreement are inserted for convenience only and shall not be considered a part or affect the interpretation of this Agreement.

1.3	addition to terms defined elsewhere in this Agreement or its appendices, the following terms shall have the meaning ascribed to them hereinafter:

1.3.1	“Affiliate” shall mean, with respect to a Party, any person, organization or entity controlling, controlled by or under common control with, such party. For purposes of this definition only, “control” of another person, organization or entity shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the activities, management or policies of such person, organization or entity, whether through the ownership of voting securities, by contract or otherwise. Without limiting the foregoing, control shall be presumed to exist when a person, organization or entity (i) owns or directly controls fifty percent (50%) or more of the outstanding voting stock or other ownership interest of the other organization or entity, or (ii) possesses, directly or indirectly, the power to elect or appoint fifty percent (50%) or more of the members of the governing body of the organization or other entity.

1.3.2	The “Fund”: Medical Research Infrastructure Development and Health Services Fund by the Sheba Medical Center, a non profit organization incorporated under the Laws of the State of Israel.

1.3.3	“Sheba”: the Fund and/or the Hospital, and their employees, representatives, agents and contractors.

1.3.4	“THM Related Entity”: the Fund, the Hospital and/or any legal entity established in connection with or for the benefit of the Hospital which is authorized to commercialize the Fund’s and/or the Hospital’s employees inventions.

1.3.5	“Merkel’s Patents”: the patents specified in Exhibit C attached hereto.

1.3.6	“Sheba’s Patents”: (i) the U.S., foreign or international patent or patent applications set forth in Exhibit A1 attached hereto, (ii) all provisional applications, counterpart application, continuations, continuations-in-part, divisions, reissues, renewals, and patents granted thereon, all patents-of-addition, reissue patents, re-examinations and extensions or restorations by existing or future extension or restoration mechanisms, including, without limitation, supplementary protection certificates or the equivalent thereof, all related to the foregoing. Exhibit A1 shall be updated from time to time to reflect inclusion of new Sheba’s Patents.

1.3.7	“Licensors’ Patents”: (i) the patent application set forth in Exhibit A2 attached hereto, (ii) all provisional applications, counterpart application, continuations, continuations-in-part, divisions, reissues, renewals, and patents granted thereon, all patents-of-addition, reissue patents, re-examinations and extensions or restorations by existing or future extension or restoration mechanisms, including, without limitation, supplementary protection certificates or the equivalent thereof, all related to the foregoing. Exhibit A2 shall be updated from time to time to reflect inclusion of new Licensors’ Patents

1.3.8	“Licensed Information”: Sheba’s Patents, Sheba’s Invention, Licensors’ Patents and Licensors Invention and THM’s and/or Ramot’s share of any Mutually Developed IP (as defined in section 3.3 below), whether or not protected by patent or patent applications’.

1.3.9	“Biopharmaceutical Products”: any pharmaceutical product and/or process that comprises, contains, makes any use of or incorporates the Licensed Information or any part thereof.

1.3.10	“Diagnostic Products”: any diagnostic and/or disease management product, process or service that comprises, contains, makes any use of or incorporates the Licensed Information or any part thereof.

1.3.11	“Products”: any Biopharmaceutical Product and/or Diagnostic Product, jointly or severally.

1.3.12	“Net Sales”: shall mean the total amount invoiced by or on behalf of the Company or any of its Affiliates or Sublicensees, in connection with the sale of a Product after deduction of: (i) value added taxes, excise and sales taxes, or other taxes imposed on such sales (excluding income or franchise taxes of any kind) (ii) amounts credited by a credit note (iii) bad debts based on the Company books provided that :(a) with respect to sales which are not at arms-length and/or are not according to the current market conditions for such a sale, the term “Net Sales” shall mean the total amount that would have been paid in an arms-length sale made according to the current market conditions for such sale or according to market conditions for sale of products similar to the Products and (b) with respect to sales by the Company and/or a Sublicensee, as applicable, to any Affiliate, the term, “Net Sales” shall mean the higher of: (i) “Net Sales”, as defined above in paragraph (a) and (ii) the total amount invoiced by such affiliated entity on resale to an independent third party purchaser. For the purpose of this Section, the resolution whether a sale has been in accordance to market conditions shall be decided by an independent third party expert, jointly nominated by the Parties.

1.3.13	“Sublicense”: shall mean the grant of any right or license and any agreement executed, by the Company to or with any entity, permitting any use of the Licensed Information and/or the Products (or any part thereof) including for the development and/or manufacture and/or marketing and/or distribution and/or sale of Licensed Information or the Products and the term “Sublicensee” shall be construed accordingly; The foregoing shall exclude: (i) any non disclosure agreement according to which the Company discloses the Licensed Information for evaluation of prospective engagement only; or (ii) an agreement with a subcontractor performing solely development and/or manufacture services of the Licensed Information for and on behalf the Company provided however that the Company shall pay reasonable consideration for such services and that Licensors shall be entitled, upon their request, and on confidentiality basis, to receive any such agreement and budget for its review.

1.3.14	“Sales Based Sublicense Fees” shall mean fees that are paid to Company or its Affiliates in the form of royalties on sales of Products by its Sublicensees.

1.3.15	“Sublicense Fee”: consideration of any type or nature, received (for the removal of doubt, whether received before or after the First Commercial Sale in any country) by the Company or an Affiliate or any entity on their behalf in return for or in connection with the grant of Sublicences or the grant of an option for a Sublicence, excluding: (i) the Payment for Right of First Negotiation provided by Roche, as defined under section 3.7 below according to an agreement dated December 15, 2009 (“Roche Agreement”), (ii) payment of an additional amount of US$1,000,000 to the Company by Roche in connection with an extension of its Right of First Negotiation according to an amendment to the Roche Agreement dated December 22, 2011 ,(iii) any reasonable payments received and actually expended by the Company in respect of Product related research and development activities and (iv) excluding amounts received by the Company which are included under the definition of “Sales Based Sublicense Fee” in respect of which the Company has paid royalties to Licensor according to this Agreement. Sublicense Fee shall include any lump sums, revenues from further sublicense fees, milestone payments.

1.3.16	“First Commercial Sale”: with respect to any Product in any country, the first commercial sale of the Product in such country after FDA Approval for marketing or equivalent approval in such country has been obtained;

1.3.17	“OCS”: the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade.

1.3.18	“Original License Agreement”: the form of this Agreement entered into by and between the Parties prior to the amendment and restatement of the Agreement entered into by the Parties in March __, 2012.

1.3.19	“Roche”: F. Hoffman-La Roche Ltd., of Grenzacherstrasse 124, CH-4070, Basel, Switzerland

2.	GRANT OF LICENSE AND SUBLICENSING:

2.1	Subject to the terms and conditions set forth herein, Licensors hereby grant to the Company, a worldwide royalty bearing, exclusive license under the Licensed Information to develop, manufacture, produce, market and sell the Products (the “License”). In accordance with OCS requirements, THM completed the transfer to the Company of all the know-how set forth in Exhibits A1, A2 and B to the Original License Agreement.

2.2	The License shall remain in force, during the term of this Agreement as specified in section 8.1 hereunder, unless previously terminated according to the terms hereunder.

2.3	The Company shall be entitled to grant a Sublicense subject to the following terms:

2.3.1	The Sublicense is granted according to a written appropriate and binding Sublicense agreement that (i) is as protective of Licensors rights as the terms and conditions of this Agreement (ii) is consistent with the terms of the License and this Agreement (iii) includes, inter alia, the following terms: (a) The Sublicense shall expire automatically upon termination of the License for any reason. It is hereby agreed by the Parties that the Sublicense shall not be terminated as aforesaid, should the following provisions apply: at the time the License Agreement is terminated as to Company, to the extent that Sublicensee is not in breach of the Sublicense Agreement, Licensors shall be deemed to have granted a direct license to Sublicensee, on the same terms as those set forth in this License Agreement, with the exception of Section 5.1 of this Agreement and any limitation specified in the Sublicense with respect to territory or field in which case the financial terms and territorial or field limitations of the Sublicense Agreement shall apply. Notwithstanding the above, the financial terms of the Sublicense Agreement shall not be less favorable to Licensors than those set forth in Section 5.1.1-5.1.3 below. Sublicensee shall notify Licensors that it wishes to be provided with such direct license, within sixty (60) days of Licensors notifying Sublicensee that the License Agreement has been terminated. For clarity, as a condition of such direct license, Sublicensee shall assume responsibility for paying directly to THM on behalf of Licensors any unpaid amounts payable under this License Agreement by Company to THM on behalf of Licensors prior to the date of termination of the License Agreement in connection with the territorial and field limitations applicable to the Sublicensee, if any, provided that, any amounts which have been paid by Company to THM on behalf of Licensors under the License Agreement in connection with such territory or field, shall be deemed to have been paid by Sublicensee under the direct license and, provided further that, if Sublicensee elects not to pay THM on behalf of Licensors such amounts payable under the License Agreement by Company prior to the date of termination, Licensors’ sole and exclusive recourse against Sublicensee shall be termination of the direct license from Licensors to Sublicensee hereunder; (b) provisions relating to Confidentiality similar to those specified herein; (c) the Sublicensee shall have no claims and/or demands of whatever type and nature against Licensors, including in the event of termination of the License by the Licensors (other than as set forth in subsection (a) above); (d) provisions entitling the Company to terminate the Sublicense according to terms similar to the terms entitling the Licensors to terminate the License; and (e) all terms required in order to enable the Company to perform its obligations hereunder.

2.3.2	The proposed Sublicense is for monetary consideration only.

2.3.3	The terms of the Sublicense are furnished to THM prior the execution of a Sublicensing agreement and THM shall be entitled to comment on the terms of such Sublicensing agreement and the Company shall give due consideration in good faith to any such comments.

2.3.4	The Sublicense is being granted in a bona fide arms-length commercial transaction.

2.4	For the removal of doubt, and without derogating from any of Licensors rights, it is hereby agreed by the Parties that notwithstanding anything to the contrary in this agreement, Licensors shall only be entitled to use the Licensed Information for academic and/or scholarly purposes, provided however that such academic and/or scholarly purposes shall not harm and/or expose the Company’s Confidential Information. For the removal of any doubt, any publication by Licensors with respect to the Licensed Information shall require the prior written authorization of Company which shall not be unreasonably withheld. Notwithstanding the aforesaid in this Section 2.4, the Company’s authorization shall not be required with respect to the submission or publication of an academic thesis incorporating the Licensed Information or any part thereof, provided however that such publication of an academic thesis shall be delivered to the Company prior to such publication so that Company may seek patent protection it deems required for any Intellectual Property which may be included under such publication. If the Company identifies material for which patent protection should be sought, then it shall notify Licensors in writing. Upon such notice, Licensors shall cause the publication or presentation of such submission to be delayed for a period of up to ninety (90) days from the date of delivery of such publication to the Company, to enable the Company to make the necessary patent filings. For the avoidance of doubt, the Company authorization shall not be required for the submission of the thesis following such ninety (90) days period.

3	PROPRIETARY RIGHTS, DISCLAIMERS AND INVESTMENTS:

3.1	The Company acknowledges and agrees that, subject to the license expressly granted hereunder: (i) THM , acting as the trustee of the Hospital and the Fund, shall retain the entire right, title and interest in Sheba’s Inventions and Sheba’s Patents and its share in Licensors’ Invention and in Licensors’ Patents including any derivative works and including any copyright, patent and patent application, and all right and interest in and to any drawings, plans, diagrams, tables, specifications or any physical material and/or tangible media containing the above and (ii) Ramot shall retain the entire right, title and interest in Ramot’s share in the Licensors’ Invention and in Licensors’ Patents including any derivative works and including any copyright, patent and patent application, and all right and interest in and to any drawings, plans, diagrams, tables, specifications or any physical material and/or tangible media containing the above.

3.2	Notwithstanding the aforesaid, the Parties agree that all the rights and/or the information, and any data or information created and/or generated by Company, whether or not its development is based on the Licensed Information, including without way of limitation, any proprietary intellectual or industrial property rights deriving therefrom, shall be the sole and exclusive property of Company (“Company IP”).

3.3	The Parties agree that all the rights and/or the information, and any data or information created and/or generated by Company with Licensors and/or Sheba’s employees or agents or TAU’s students, employees or agents contribution, provided however that the initial grant of the Licensed Information shall not be construed as a contribution, including without way of limitation, any proprietary intellectual or industrial property rights deriving therefrom, shall be considered as the joint property of Company and THM or of the Company, THM and Ramot, as the case may be, (“Mutually Developed IP”).

3.4	Merkel’s Patents. For the avoidance of doubt, the License under the License Agreement shall be in respect of the Licensed Information only. Licensors hereby disclaim any representation and/or warranty regarding Merkel’s Patents.

3.5	Nothing contained in this Agreement shall be construed as a representation or warranty of Licensors that: (i) any patent application relating to the Licensed Information, shall be granted or that any patent obtained relating to the Licensed Information shall be valid or afford proper protection and (ii) that any use of any patent application relating to the Licensed Information will not infringe the rights of any third party. THM and Hospital hereby warrant and represent that they have not received any written demand with respect to the Licensed Information.

3.6	THM shall collaborate with the Company for the purpose of recruiting an investment and/or grants for research from the OCS, if required.

3.7	The Company declares that it has invested or will invest $1,100,000 (one million and one hundred thousand) USD in the research and development of the Licensed Information during a period of approximately two years following the commencement of its operation under the Incubator. Such research and development was according to a development program that was approved by the Company prior to execution of the Original License Agreement. The funding was based on, inter alia, payment of US$250,000 in consideration for a right of first negotiation granted by the Company to Roche (“Payment for Right of First Negotiation”).

4	CONFIDENTIALITY AND NON-USE:

4.1	The Company agrees that, without the prior written consent of Licensors, in each case, during the term of this Agreement and for 5 years thereafter, it shall (i) not disclose and/or transfer and/or reveal the Licensors Confidential Information (as defined in this Section 4.1 below) to any third party, except as set out herein, (ii) not use and/or copy and/or reproduce the Licensors Confidential Information in any fashion except as reasonably necessary to perform and exercise its rights and obligations under this Agreement, (iii) take all necessary actions, consistent with its protection of its own confidential and proprietary information (but in no event exercise less than reasonable care) to prevent unauthorized disclosure of the Licensors Confidential Information, and (iv) disclose the Licensors Confidential Information to any of its Sublicensees, personnel, employees, representatives and officers on a need-to-know basis, and to actual and potential business partners, collaborators, investors, service providers and consultants, provided that each of the above is bound by a written undertaking of confidentiality and non-use with terms which are at least as restricting as those specified herein, all during the period of this Agreement and for a term of 5 years following its term or termination. For the removal of doubt, it is hereby clarified that the Company shall be responsible and liable to the Licensors for any breach of the above obligation of confidentiality being committed by its personnel, representatives, agents and/or Sublicensees, and any other party that receives Licensors Confidential Information from the Company pursuant to (iv) above, as if such breach was committed by the Company itself. For purposes of this Agreement, “Licensors Confidential Information” means any scientific, technical, trade or business information relating to the subject matter of this Agreement designated as confidential or which otherwise should reasonably be construed under the circumstances as being confidential disclosed by or on behalf of the Licensors or its employees, agents, officers and representatives to the Company, whether in oral, written, graphic or machine-readable form, except to the extent such information: (i) was known to the Company at the time it was disclosed, other than by previous disclosure by or on behalf of the Licensors or any of its employees, agents, officers and representatives, as evidenced by the Company’s written records at the time of disclosure; (ii) is at the time of disclosure or later becomes publicly known under circumstances involving no breach of this Agreement; (iii) is lawfully and in good faith made available to the Company by a third party who is not subject to obligations of confidentiality to the Licensors with respect to such information; or (iv) is independently developed by the Company without the use of or reference to the Licensors Confidential Information, as demonstrated by documentary evidence (v) the disclosure of Confidential Information under a subpoena and\or a court order provided that in such case the Company shall disclose Confidential Information to the minimum required extent.

4.2	The Company agrees and acknowledges that the Licensors Confidential Information is of significant commercial value to Licensors and that breach of this Section may cause irreparable harm to Licensors entitling Licensors to seek injunctive relief, among other remedies.

4.3	Any publication by the Company of information that was developed in whole or in part by Dr. Gal Merkel, Dr. Schachter and Rona Ortenberg, or at their direction, shall include appropriate credit for, and recognition of, their contribution, and shall take into account the confidentiality provisions in this Section 4.

4.4	The Company undertakes to avoid using the name of the Fund, the Hospital, the Licensors and/or their employees, representatives and agents in its commercial publications or in connection with the Licensed Information and/or the Products, without Licensors prior written consent.

5	CONSIDERATION (ROYALTIES AND SUBLICENSE FEES) AND REPORTS:

5.1	In return for the grant of the License, the Company shall pay THM on behalf of Licensors all the following amounts:

5.1.1	In respect of a Biopharmaceutical Product:

5.1.1.1	Royalties of [****]% ([****] percent) of all amounts of Net Sales made in connection with any Biopharmaceutical Products (but excluding any Net Sales by Sublicensees).

5.1.1.2	The Company shall pay THM on behalf of Licensors all the following amounts in respect of Sublicense Fees and of Sales Based Sublicense Fees:

5.1.1.2.1	an amount equal to [****] percent ([****]%) of all Sublicense Fees in connection with any Biopharmaceutical Product; and

5.1.1.2.2	an amount equal to [****] percent ([****]%) of all Sales Based Sublicense Fees in connection with any Biopharmaceutical Product; provided, however, that such amount shall not be less than [****]% of Net Sales by Sublicensees in connection with any Biopharmaceutical Product.

5.1.1.3	Milestone payments in connection with any Biopharmaceutical Product as follows (“Milestone Payments”):

5.1.1.3.1	$[****] ([****]) USD on the date of the approval of an IND application, following successful completion of preclinical trials in animals.

5.1.1.3.2	$[****] ([****]) USD on the date of completion of clinical trials in Human subjects phase II (After filling the PH2 results to the FDA).

5.1.1.3.3	$[****] ([****]) USD on the date of completion of phase III clinical trials in human subjects.

5.1.1.3.4	$[****] ([****]) USD on the date of completion of phase IV clinical trials. If Phase IV will not be needed, the Company will pay [****] only after gaining aggregate Net Sales of more than $[****].

5.1.1.3.5	$[****] ([****]) USD when worldwide Net Sales of Products have reached the amount of [****] ($[****]) USD for the first time (the “Sales Milestone”). Licensors shall be entitled to receive the aforesaid Sales Milestone only once during the term of the License Agreement.

5.1.2	In respect of Diagnostic Products:

5.1.2.1	Royalties of [****]% ([****]percent) of all amounts of Net Sales made in connection with any Diagnostic Products (but excluding any Net Sales by Sublicensees).

5.1.2.2	An amount equal to [****]% ([****] percent) of all Sublicensing Fees in connection with any Diagnostic Product.

5.1.2.3	An amount equal to [****]% ([****] percent) of all Sales Based Sublicense Fees in connection with any Diagnostic Product; provided, however, that such amount shall not be less than [****]% of Net Sales by Sublicensees in connection with any Diagnostic Product.

5.1.2.4	$[****] ([****]) USD upon issuance of an approval for marketing by the FDA or any other equivalent authority, such amount to be paid for each and every Diagnostic Product.

5.1.3	License Fee. An annual license fee of $10,000 (ten thousand) USD. Payment of the annual fee shall commence on 1st of July 2010 and shall be paid once every year thereafter (the “Annual Fee”). Any royalties paid under Section 5 shall be creditable against the Annual Fee.

5.1.4	Consideration from Exit. In any event of an Exit, as defined below, THM, on behalf of Licensors, shall be entitled to receive from the Company the following amounts of any and all consideration received by the Company or its shareholders as a result of or in connection with such Exit event (the “Exit Consideration”):

(a)	[****]% (two and a half percent) of Exit Consideration, for Exit Consideration lower or equal to $[****] ([****]) USD.

(b)	[****]% ([****] percent) of the portion of the Exit Consideration between US$[****]and $[****] ([****]) USD.

(c)	[****]% ([****]percent) of the portion of the Exit Consideration exceeding US$[****]and up to an amount of $[****] ([****]) USD of Exit Consideration.

“Exit”: any of the following events: (i) the closing of the merger or consolidation of the Company into or with other cooperation or the acquisition of the Company thereby; or (ii) the sale of all or substantially all of the assets of the Company or its issued and outstanding share capital. Exit shall not be deemed to occur in the event of: (a) a transaction in which shareholders of the Company immediately prior to the transaction will maintain 80% or more of the voting power of the resulting entity immediately after the transaction; or (b) a merger or share exchange effected exclusively for the purpose of changing the domicile of the Company without affecting the percentage ownership interests in the Company.

5.1.5	IPO. THM on behalf of Licensors received a warrant to purchase, upon the closing of an IPO, Ordinary Shares of the Company (“Licensors Option”), all as fully specified in the Licensors Option attached hereto as Exhibit D. The exercise price in such event shall be 50% (fifty percent) of the forecast initial market value of the Company for each share as was determined, prior to the IPO, for the purpose of the IPO. Licensors shall have the right to assign their rights under this section 5.1.5 to any third party, subject to the Company’s reasonable consent. Immediately prior to the IPO, and provided that Pontifax (Israel) II L.P., Pontifax (Israel) II – Individual Investors L.P. and Pontifax (Cayman) II L.P. (“Pontifax”) is within its investment period, Licensors shall have the option to sell the Licensors Option to Pontifax, in consideration for 50% Licensors Option’s aggregate exercise price as specified above as specified in Pontifax’s undertaking attached as part of Licensors Option in Exhibit D to this Agreement. It is hereby clarified that the Company shall not be responsible for any of Pontifax’s obligations set forth in Exhibit D.

For the removal of doubt, all payment payable to THM under clauses 5.1.1 – 5.1.3 are in addition to the payments under clauses 5.1.4 (Consideration from Exit) and 5.1.5 (IPO) and the Company’s or the surviving entity’s obligations for payments under clauses 5.1.1-5.1.3 shall continue to apply regardless of the occurrence of Exit events or IPO.

5.2	For the removal of doubt, the Company undertakes that all sales of Products shall be for cash consideration only.

5.1.6.1	The amounts payable to THM on behalf of Licensors under this section 5 shall be paid as follows:

5.1.6.2	Royalties, as specified in subsections 5.1.1.1, 5.1.1.2.2, 5.1.2.1 and 5.1.2.3 shall be paid on a quarterly basis, within 60 (sixty) days after the end of each quarter, commencing on the first quarter where the first commercial sale took place.

5.1.7	Sublicensing Fees consideration, as specified in subsections 5.1.1.2.1 and 5.1.2.2 shall be paid within 30 (thirty) business days from receipt of any Sublicensing Fee by the Company.

5.1.7.1	Milestone payments as specified in subsections 5.1.1.3 and 5.1.2.4 shall be paid within 30 (thirty) days from the occurrence of the relevant milestone.

5.1.8	The Company shall report in writing to THM immediately upon execution of an agreement relating to the First Commercial Sale. The Company shall specify in such report the date of execution of such agreement and the date of the First Commercial Sale according to the agreement.

5.1.9	In calculating Net Sales and Sublicensing Fees, all amounts shall be expressed in US Dollars and any amount received or invoiced in a currency other than US Dollars shall be translated into US Dollars, for the purposes of calculation, in accordance with the exchange rate between the US Dollar and such currency on the date of such receipt or invoice, as the case may be.

5.1.10	he Company shall provide THM with the following written reports: (a) a detailed quarterly report, to be submitted to THM 60 days after the end of each quarter, commencing with the first calendar quarter in which any Net Sales are made, or Sublicensing Fees received, in a form reasonably acceptable to THM, signed by the chief financial officer of the Company, specifying all amounts payable to Licensors under this section 5 in respect of the previous quarter to which the report refers. Such report shall include: (i) the sales made by the Company and Sublicensees with a breakdown of Net Sales according to country, identity of seller, currency of sales, dates of invoices, number and type of Products sold and; (ii) Sublicensee Fee with a breakdown according to identity of Sublicensees, countries, the currency of the payment and date of receipt thereof; and (iii) deductions applicable, as provided in the definition of “Net Sales” and (iv) any other matter, data and documents required by THM in order to calculate and/or verify the amounts payable hereunder; (b) a detailed report within twenty one (21) days of an Exit event specifying the nature of the Exit event, the consideration to be received by the Company or its shareholders in connection with such Exit event and all other substantial terms and details of such Exit event and enclose to the report any agreement executed in connection with such Exit event immediately following the execution thereof; The Company shall use reasonable efforts to provide THM with substantially the final draft of the agreements relating to the Exit event before the Exit event occurs and (c) a report on the occurrence of any milestone specified above to be submitted to THM within 30 days from the occurrence of any such milestone enclosing any written records or documents relating to the occurrence of the milestone; and (e)Within four months after the end of each fiscal year, the Company will provide THM with a detailed report, certified by its Chief Executive Officer and by its independent auditor, stating all amounts due to THM pursuant to this section 5 in the reported year including relevant Invoices issued and all invoices and all payments received by the Company with respect to details specified in the above reports; It is hereby clarified for the removal of doubt that all reports and documents provided to THM under this section are confidential and THM shall treat any such information in strict confidence and shall not disclose or make any use of such information save for the purposes of this Agreement.

5.1.11	The Company shall keep and shall cause Sublicensees to keep, complete, accurate and correct books of account and records consistent with sound business and accounting principles and practices.

5.1.12	Licensors shall be entitled to appoint an independent auditor selected by them which shall be one of the four worldwide leading accountancy firms to inspect, during the Company’s regular business hours and provided that such inspection was duly coordinated through and with Company (and shall not provide access to the Sublicensee directly), all equipment, records, and documents of the Company and any Sublicensee as may contain information bearing upon the amounts payable to Licensors under this section 5. The Company shall take all steps necessary so that all such books of account, records and other documentation of the Company and of its Sublicensees (the “Effective Data”) are available for inspections aforesaid for each of the Company and its Sublicensees at the Company’s premises. With respect to Sublicensees’ Effective Data, the Company shall be deemed to have fulfilled its obligation hereunder should the Company: (i) include in all Sublicense agreements a clause according to which the Sublicensee is obligated to disclose all the Effective Data to the Company with permission to the Company to disclose Sublicensee Effective Data to the Licensors, or an independent CPA on their behalf, as required to enable the Licensors to audit the payments due to the Licensors from the Company and (ii) the Company has taken all available means and legal proceedings against Sublicensees in order to enforce such clause. The cost of such auditing shall be borne by the Company if the audit uncovers an underreporting of the corresponding amounts owed to Licensors by more than five percent (5%). Otherwise, such costs and expenses shall be borne by Licensors. Without derogating from any other right or remedy Licensors shall be entitled to in such event, the Company shall remedy such discrepancy and pay (i) the shortfall within thirty (30) days of the date of discovery; and (ii) interest thereon at the rate of 4% above the London Interbank Offered Rate (LIBOR) applicable to a 12 month USD deposit, as such rate shall be in effect on each Disbursement Date. The Interest shall be compounded annually and computed on the basis of a 360 day year.

5.1.13	Upon THM request but not more than once every thirteen months period, the Company shall provide THM with a business/financial progress report and once every seven months period the Company shall provide THM with a scientific report specifying the following details, as updated from the last report: (i) the activities the Company conducted for the development of Products (ii) the progress and results of the development, Sublicensing, commercialization and sales of Products (iii) projected sales and marketing efforts.

6.	LIABILITY, INDEMNITY AND INSURANCE:

6.1	The Company shall bear sole responsibility and bear any payment and/or compensation and/or liability for any damage whatsoever caused, directly or indirectly, by or on behalf of the Company or any Sublicensee as a result of or encountered in connection with this Agreement and/or the exercise of the License, including without limitation, (i) the use and/or exploitation by or on behalf of the Company or any Sublicensee of the Licensed Information (ii) the development, manufacture, sale, use and/or application of the Products.

6.2	The Company shall indemnify and hold Sheba and/or THM and/or Ramot and/or TAU and their employees, agents and representatives (the “Beneficiaries”) harmless from and against any and all loss, liability, claims, damages and expenses (including legal costs and attorneys’ fees) of whatever kind or nature by a third party that arise out of and/or result from and/or are encountered in connection with this Agreement and/or the exercise of the License, including without limitation: (a) the use and/or exploitation of the Licensed Information by or on behalf of the Company or any Sublicensee (b) the development, manufacture, sale, use and/or application of the Products (the “Liabilities”).

6.3	The Company agrees to indemnify and hold the Beneficiaries harmless from and against any and all loss, liability, claims, and damages (including legal costs and attorneys’ fees) to the extent that it is based on a claim that the Licensed Information, the Products or other material produced by the Company infringes any third party’s intellectual property rights including copyright, trade secret, patent, trademark.

6.4	The Company shall purchase and maintain, at its own expense, insurance which covers its liability pursuant to this Agreement, including sections 6.1-6.3 above, for the term of this Agreement, plus an additional term as reasonable and commercially acceptable in the industry for same types of insurance. Such insurance is in reasonable amounts and on reasonable terms in the circumstances, subscribed for from a reputable insurance company. The named insured under such insurances shall be the Company and the Beneficiaries. The policy or policies so issued shall include a “cross-liability” provision pursuant to which the insurance is deemed to be separate insurance for each named insured (without right of subrogation as against any of the insured under the policy, or any of their representatives, employees, officers, directors or anyone in their name) and shall further provide that the insurer will be obliged to notify each insured in writing at least 30 (thirty) days in advance of the expiry or cancellation of the policy or policies.

7.	COMPANY’S UNDERTAKING: DEVELOPMENT AND COMMERCIALIZATION:

7.1	During the Incubator Period as such term is defined according to applicable regulations, the Company shall act solely in accordance to the development plan approved by the OCS attached hereto as Annex 7.1 and which may be amended from time to time subject to the OCS consent.

7.2	Within 60 (sixty) days from the expiration of the OCS Incubator Period as such term is defined in Company’s Founders Agreement to be executed between the Incubator and Investors (“Founders Agreement”), the Company shall submit to the approval of THM a Development Plan, as defined below, for all Products the Company wishes to continue and develop. Within 45 (forty five) days from the date of receipt of the Development Plan, THM shall provide the Company with all its comments and requested changes to the Development Plan and the Company shall discuss such requested changes with Sheba in good faith. The Development Plan agreed upon by the parties shall be attached as Exhibit E to this Agreement and constitutes an integral part thereof.

7.3	The Company shall develop, manufacture, sell and market the Products pursuant to the milestones and time schedule specified in the Development Plan, attached hereto as Exhibit E. The compliance with the Development Plan is a substantial term of this Agreement. In the event the Company fails to fulfill the terms of the Development Plan and such failure is not cured within 6 months of receipt of notice by the Company, the Licensors shall be entitled to terminate this Agreement with immediate effect. Any change in the Development Plan including the time schedule and milestones, shall be in accordance with the acceptable industry standards at the time of the change and shall be commercially reasonable.

7.4	The “Development Plan”: a plan which shall include a time schedule and milestones, under which the Company shall act for the development of the Company Products.

7.5	Observer to the Board. THM shall be entitled to appoint an observer to the Company’s board of director who shall have all the rights of any other director of the Company save for the right to vote. Such rights shall include the right to receive invitations and attend all board meetings of the Company, including to any board meeting held by the means of any telecommunication devices such as the phone, teleconference etc. and the right to receive and examine any document and record of the Company.

8	TERM AND TERMINATION:

8.1	Term. The term of this Agreement shall commence on the Effective Date and, unless earlier terminated as provided in this section, shall continue in full force and effect on a Product-by- Product and country-by-country basis until the later of and as applicable: (i) the date of expiry of the last of the Sheba’s Patents or Licensors’ Patents in such country, or (ii) the expiry of a period of 15 (fifteen) years from the date of First Commercial Sale in each country.

8.2	The Licensors shall be entitled to terminate this Agreement and/or the License hereunder in each of the following events:

(a)	First Commercial Sale of a Product has not been made within 2 years from the approval for marketing of the FDA or CE provided however that a sale of Company’s Product has not been banned under a subpoena and\or a court order granted in connection with infringement of intellectual property rights by the Company.

(b)	The Company breaches any of its material obligations hereunder and such breach is not cured within 60 (sixty) days after written notice from Licensors. For purposes of this Agreement, the failure of the Company to render statements and payment to THM in accordance with the terms of section 5 to this Agreement, comply with the Development Plan in accordance with section 7 above, provide indemnity and insurance per section 6 above, comply with the confidentiality per section 4 above and comply with section 2 relating to the grant of Sublicenses shall be deemed to be a material breach of the Company’s obligations hereunder.

(c)	The Company breaches any of the Company’s obligations hereunder, and such breach remains uncured for 90 (ninety) days after written notice from Licensors.

(d)	The Company: (i) becomes insolvent and/or (ii) files a petition or has a petition filed against it, under any laws relating to insolvency, and the related insolvency proceedings are not dismissed within 60 days after the filing of such petition and/or (ii) enters into any voluntary arrangement for the benefit of its creditors and/or (iii) appoints or has appointed on its behalf a receiver, liquidator or trustee of any of the Company’s property or assets.

(e)	The Company has ceased to carry on business as an ongoing concern, as such term is defined according to acceptable accounting principles and practices.

(f)	The Company has challenged, challenges, or causes any third party to challenge, the intellectual property rights or other rights of Licensor to the Licensed Information anywhere in the world.

8.3	Upon termination of this Agreement and/or the License hereunder, for any reason whatsoever (other than the expiration of the Agreement and/or the License hereunder), all rights granted to the Company hereunder shall immediately and without further action by Licensors revert to Licensors, and the Company: (i) shall not be entitled to make any further use in the Licensed Information (ii) shall forthwith return to Licensors all Licensed Information and Confidential Information, including any documentation, electronic media, instructions and all related materials furnished to the Company hereunder and shall not retain any copies for its use or for any purpose, however Company may retain one copy of the Confidential Information, for the purpose of certifying the scope and nature of the documents received under this Agreement, and (ii) will not be required to destroy any computer securely files stored that are created during automatic system back-up or retained for legal purposes.

8.4	For the removal of doubt, upon termination of this Agreement, for any reason whatsoever, the rights and License granted to the Company hereunder shall be terminated immediately without further action by Licensors.

8.5	The rights and obligations of each of the Parties hereto under any provision of this Agreement, which is expressly or by implication intended to survive beyond the term of this Agreement, including but not limited to those provisions relating to Proprietary Rights, Consideration and Reports (with respect to obligations occurred prior to the expiration or termination of this Agreement), Confidentiality, Liability, Indemnity and Insurance, Limitation of Liability, No Hiring, shall remain in force notwithstanding the expiration or termination of this Agreement for any reason.

8.6	In the event of early termination of this Agreement by Licensors for the reasons specified in section 8.2 above, the following terms shall apply, (in addition to other terms specified herein for the event of early termination):

(a)	All rights in and to the Licensed Information shall revert to the Licensors and the Company shall not be entitled to make any further use thereof.

(b)	Subject to OCS consent, the Company hereby grants the Licensors an irrevocable exclusive worldwide perpetual license to use the Mutually Developed IP, for any purpose whatsoever, such license shall come into effect immediately and automatically, without any further act of the Company, upon early termination of this Agreement by Licensors. For the removal of any doubt Mutually Developed IP shall not include Company IP.

i.	Should the Licensors :(i) grant a license to any third party with respect to the Mutually Developed IP, within 7 years from such early termination hereof, and (ii) receive consideration in return for such license, then Licensors shall pay the Company from such consideration, subject to the Company’s performance of all its obligations hereunder which survive termination of this Agreement and after reimbursement of any and all of Licensors expenses born in connection with the Licensed Information, with the deduction of any amounts received by Licensor from Company with respect to this Agreement including for the purpose of commercializing or developing it, 25% (twenty five percent) of any such consideration until the Company is reimbursed for the full amount of development expenses spent by the Company for the purpose of obtaining the Mutually Developed IP (“Company’s Development Expenses”). Company’s Development Expenses shall be evidenced in written records and confirmed by a report of the Company’s external auditor.

9.	LIMITATIONS OF LIABILITY AND DISCLAIMERS:

9.1	UNDER NO CIRCUMSTANCES WILL LICENSORS BE LIABLE FOR ANY CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES INCLUDING FOR LOST PROFITS, WHETHER FORESEEABLE OR NOT, EVEN IF ADVISED OF THE POSSIBILITY OF SUCH DAMAGES ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY OR CONDITION, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE OR OTHERWISE.

9.2	UNDER NO CIRCUMSTANCES WILL THE LIABILITY OF LICENSORS TO THE COMPANY UNDER OR ARISING OUT OF THIS AGREEMENT, WHETHER FOR BREACH OF CONTRACT, IN TORT (INCLUDING BUT NOT LIMITED TO NEGLIGENCE) OR OTHERWISE SHALL EXCEED THE HIGHER OF AN AGGREGATE AMOUNT OF USD500,000 (FIVE HUNDRED THOUSAND) OR THE ACTUAL AMOUNTS PAID TO LICENSORS BY THE COMPANY IN CONNECTION WITH THIS AGREEMENT.

9.3	IN NO EVENT SHALL LICENSORS BE LIABLE FOR ANY ACTIONS, CLAIMS OR THE LIKE BY THE COMPANY OR ANY THIRD PARTY THAT THE LICENSED INFORMATION RESULTS OR MAY RESULT IN ANY INFRINGEMENT, DEPRIVATION OR VIOLATION OF THE INTELLECTUAL PROPERTY OR OTHER RIGHTS OF ANY PERSON OR ENTITY.

9.4	THE COMPANY ACKNOWLEDGES AND DECLARES THAT IT EXAMINED THE LICENSED INFORMATION AND FOUND IT SUITABLE AND APPROPRIATE FOR ITS NEEDS AND REQUIREMENTS.

9.5	WITHOUT DEROGATING FROM THE REPRESENTATIONS PROVIDED BY THE LICENSORS UNDER SECTION 3.5, THE LICENSED INFORMATION IS PROVIDED “AS-IS” AND “AS-AVAILABLE”. LICENSORS MAKE NO AND HEREBY SPECIFICALLY DISCLAIM ANY REPRESENTATION AND WARRANTY CONCERNING THE LICENSED INFORMATION INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, COMPLETENESS, USE, ACCURACY OR THAT THE LICENSED INFORMATION SHALL BE USEFUL IN ANY MANNER OR COMMERCIALLY EXPLOITABLE.

10.       PATENTS AND PATENT INFRIGEMENTS:

10.1	THM on behalf of Licensors shall appoint a patent attorney whose identity shall be agreed upon by the Company, for the preparation of patent applications, as THM deems necessary to protect the Licensed Information including renewals and continuations of such patents. THM and Licensee shall mutually determine the manner of conducting proceedings regarding such patents or patent applications and other details pertaining thereto. The parties agree that their joint policy will be to seek comprehensive patent protection for the Licensed Information.

10.2	All patent applications to be filed in accordance with this section 10 shall be filed in the name of THM or Licensors (as the case may be) or any other entity designated by Licensors for such purpose.

10.3	The Company shall bear all costs and fees incurred, prior to and during the term of this Agreement, in connection with the preparation, filing, maintenance, prosecution and the like of any patents as specified in section 10.1 and of all Licensed Patents. The Company shall reimburse THM for all such patent expenses born prior to the date hereof within 30 (thirty) days from the date of execution hereof.

10.4	In the event that a patent filed according to this section 10 or other Licensed Information is infringed by a third party, the Company shall be obligated, at its expense, to institute, prosecute and control any action or proceeding with respect to such infringement by counsel acceptable to both Parties, including any declaratory judgment action arising from such infringement, provided however, that upon the Company’s failure to exercise such right within 30 days from the time Company is made aware of such infringement, Licensors shall have the right to institute such action or proceeding, at the Company’s expense. If the Company shall file the above legal proceedings on behalf of itself and Licensors, it shall first reimburse itself out of any sums recovered in such legal proceedings or in settlement thereof for all reasonable out of pocket costs and expenses of every kind and character, including reasonable attorney’s and legal fees. If, after such reimbursement, any funds shall remain from said recovery, the Company shall pay THM on behalf of Licensors an amount equal to a percentage therefrom equal to 16%.

10.5	Should the Company not wish to file and/or continue to prosecute a patent application and/or maintain a patent in any country with respect to any part of the Licensed Information, then the Licensors may, according to their sole discretion to file and/or continue to prosecute such patent application and/or maintain such patent in such country at Licensors expense. The Licensors shall give the Company 15 days prior written notice before filing or and/or continuing to prosecute such patent application and/or maintaining such patent in such country. The Company shall be entitled to elect to file and/or continue to prosecute a patent application and/or maintain a patent in any such country, at the Company’s own cost and expense by giving Licensors a written notice of its intention to do so within 7 days from receipt of Licensors notice. Should Company fail to provide Licensors with such notice according to which the Company undertakes to pay all costs and expenses as aforesaid, then Licensors shall be entitled to terminate the License hereunder, with an immediate effect, with respect to such country and to take whatever action and proceedings Licensors deems fit (in its sole discretion) with respect to such patent application and/or patent and/or with respect to the use and/or license and/or commercialization of the Licensed Information in such country.

11.	MISCELANOUS:

11.1	No Restriction: No provision of this Agreement shall be construed so as to restrict Licensors from acquiring an interest in or develop technology that may compete with all or any part of the Licensed Information, and Licensors may freely endeavor to commercialize such competitive technologies, subject to the right of first offer below.

11.2	Right of First Offer: In the event that during the course of Dr. Merkel’s engagement with THM, Dr. Merkel, alone or jointly with others, or any member of his research team working under his supervision, conceive, develop, reduce into practice or otherwise invent any antibody targeting Carcinoembryonic Antigen-Related Cell Adhesion Molecule 1 (CEACAM1) (the “Antibody”) then THM shall notify the Company in connection therewith and provide it with necessary information to evaluate the development and commercialization potential of such Antibody (the “Notice”). The Notice shall be provided to the Company prior to provision of any information pertaining to the Antibody to any third party that may be interested in its development or commercialization.

If the Company is interested in licensing the rights to such Antibody then the Company shall so notify THM and the Parties shall promptly amend this Agreement to include a license to such Antibody mutatis mutandis and inter alia the term “Licensed Information” shall include the information regarding the Antibody and the term “Product” shall include any product based on the amended definition of the term “Licensed Information” . If the Company fails to reply to such Notice within 180 days from the receipt thereof, then THM shall be entitled to approach any third party in connection with the licensing of the Antibody.

11.3	Law and Venue. Any dispute between the parties to this Agreement, including regarding its breach and/or its implementation and/or its termination, shall be decided exclusively by the competent court of law in Tel-Aviv, Israel which shall have exclusive jurisdiction and the law that shall apply in such case shall be the laws of the State of Israel.

11.4	Independent Parties. The relationship of the Company and Licensors is that of independent contractors. Neither Party nor their employees, consultants, contractors or agents are or shall be considered as agents, employees, partners, representatives or joint ventures of the other Party, nor do they have any authority to bind the other Party by contract or otherwise to any obligation. Each Party shall ensure that the foregoing persons shall not represent to the contrary, either expressly, implicitly, by appearance or otherwise.

11.5	No Hiring. Each Party shall not, directly or indirectly, recruit or hire or engage any personnel of the other Party, or induce such personnel to quit employment with the other Party, during the term of this Agreement and for a period of three (3) years following the termination of this Agreement, without the other Party’s prior written consent.

11.6	Due Authorization and No Impediment. Each party hereby warrants that: (i) it has taken all internal actions necessary to authorize it to enter into and perform this Agreement and its representative whose signature is affixed hereto is fully authorized to sign this Contract and to bind such Party thereby and (ii) upon the execution of this Agreement, this Agreement shall be legally binding on such Party and (iii) neither the signature of this Contract nor the performance of its obligations hereunder will conflict with, or result in a breach of, or constitute a default under, any provision of the articles of association or by-laws of such Party, or of any law, contract or agreement, to which such Party is a party or subject.

11.7	Good Faith. Both Parties shall be under a duty to act in good faith in the performance and enforcement of this Agreement.

11.8	Notices. Except as otherwise provided in this Agreement, all notices permitted or required by this Agreement shall be in writing and shall be deemed to have been duly served (i) upon personal delivery (ii) upon facsimile transmission (receipt of which has been confirmed by the recipient) or (iii) Seven (7) business days after deposit, postage prepaid, return receipt requested, if sent by Registered Mail and addressed to the address of the Parties first above stated or in accordance with such other address information as the Party to receive notice may provide in writing to the other Party in accordance with the above notice provisions. Any notice given by any other method will be deemed to have been duly served upon receipt thereof.

11.9	Assignment. The License Agreement is personal to the Parties and therefore the Parties may not assign any of their rights or obligations under the License Agreement without the prior written consent of the other party. Not withstanding the aforementioned, THM shall be entitled to assign this Agreement to any association and/or organization and or company that was established in connection with or for the benefit of the Sheba Medical Center. The Company shall be entitled to freely assign its rights hereunder (with no payment to THM on behalf of Licensors) to its Affiliate, provided that the Affiliate agrees in writing to assume all of the Company’s obligations hereunder. It is hereby further clarified that an Exit shall not be deemed an assignment by the Company provided that’: (i) upon such Exit payments to THM on behalf of Licensors are made according to Section 5.1.4 and (ii) the surviving entity undertakes in writing to assume all of the Company’s obligations hereunder.

11.10	Waivers. No course of dealing in respect of, nor any omission or delay in the exercise of, any right, power, or privilege by either Party shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any further or other exercise thereof or of any other, as each such right, power, or privilege may be exercised either independently or concurrently with others and as often and in such order as each Party may deem expedient.

11.11	Entire Agreement; Amendments. This Agreement, including its schedules, contains the entire agreement of the Parties with respect to its subject matter. No oral or prior written statements or representations not incorporated herein shall have any force or effect, nor shall any part of this Agreement be amended, supplemented, waived or otherwise modified except in writing, signed by both Parties.

11.12	Severability. If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal, or unenforceable, that determination shall not affect any other provision of this Agreement, and each such other provision shall be construed and enforced as if the invalid, illegal, or unenforceable provision were not contained herein.

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IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed and each of the undersigned hereby warrants and represents that he or she has been and is, on the date of this Agreement, duly authorized by all necessary and appropriate action to execute this Agreement.

The Company: ____________________	THM:________________

Signed by:	Signed by:

Name:	Name:

Name:	Name:

Ramot: _____________

Signed by:

Name:

Name:

Confirmation

I, the undersigned, Dr. Gal Merkel, hereby declare and confirm that I read and understood the foregoing, I agree to the provisions of this Agreement, and I undertake to comply with all the conditions, provisions, instructions and stipulations of the Agreement.

_____________________

Dr. Gal Merkel

I, the undersigned, Dr. Jacob Schachter, hereby declare and confirm that I read and understood the foregoing, I agree to the provisions of this Agreement, and I undertake to comply with all the conditions, provisions, instructions and stipulations of the Agreement.

_____________________

Dr. Jacob Dr. Schachter